SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
May 2003	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
 (Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
 (Address of Principal Executive Offices)
Telephone (403) 262-1838

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.
FORM 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____________	No X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):        N/A

Total Number of pages is 29

BIRCH MOUNTAIN RESOURCES LTD.

ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON JULY 3, 2003

NOTICE OF MEETING
AND MANAGEMENT INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF BIRCH MOUNTAIN RESOURCES LTD. OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 3, 2003.

TO BE HELD AT:

Angus/Northcote Room
Bow Valley Square
Plus 30 level Conference Center
205 - 5th Avenue S.W.
Calgary, Alberta
3:30 p.m. (Mountain Standard time)

BIRCH MOUNTAIN RESOURCES LTD.
 31st Floor, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

NOTICE OF AN ANNUAL GENERAL AND SPECIAL MEETING OF COMMON
SHAREHOLDERS OF BIRCH MOUNTAIN RESOURCES LTD.

NOTICE IS HEREBY GIVEN THAT an Annual General and Special Meeting (the "Meeting") of holders of common shares of Birch Mountain Resources Ltd. (the "Corporation") will be held at the Angus/Northcote Room, Bow Valley Square II, Plus 30 level Conference Centre, 205 - Fifth Avenue S.W., T2P 2V7, at 3:30 p.m. (Mountain Standard time), on Thursday, July 3, 2003, for the following purposes:
1.

to receive and consider the Annual Report of the Board of Directors to the shareholders and the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002;

2.	to fix the Board of Directors of the Corporation at six (6) members;
3.	to elect the Board of Directors for the ensuing year;
4.

to appoint Meyers Norris Penny, Chartered Accountants, Calgary, Alberta, as the auditors of the Corporation for the ensuing financial year and to authorize the Board of Directors to fix their remuneration;

5.

to approve and adopt, with or without modification, the ordinary resolution authorizing amendments to the Corporation's "rolling" stock option plan dated November 2, 1994 and approving the amended "rolling" stock option plan generally;

6.

to approve and adopt, with or without modification, the ordinary resolution authorizing amendments to the Corporation's "fixed" stock option plan dated March 27, 2003 and approving the amended "fixed" stock option plan generally; and

7.	to transact such other business as may be properly brought before the Meeting.
DATED at the City of Calgary, in the Province of Alberta, this 16th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Douglas J. Rowe"
Douglas J. Rowe
President and Chief Executive Officer

IMPORTANT

It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. All proxies, to be valid, must be deposited at the office of Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least forty-eight (48) excluding Saturdays, Sundays and holiday hours prior to the meeting or any adjournment thereof.

BIRCH MOUNTAIN RESOURCES LTD.
 31st Floor, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

NOTE: Shareholders who do not hold their shares in their own name as registered shareholders, should read "Advice to Beneficial Shareholders" within for an explanation of their rights.

MANAGEMENT INFORMATION CIRCULAR

PURPOSE OF SOLICITATION

This Management Information Circular is provided in connection with the solicitation of proxies by the Board of Directors and the management of Birch Mountain Resources Ltd. (the "Corporation"), for use at the Annual General and Special Meeting (the "Meeting") of the holders of common shares ("Common Shares") of the Corporation, to be held on Thursday, July 3, 2003, at the hour of 3:30 p.m. (Mountain Standard time) or at any adjournment thereof for the purposes set out in the accompanying notice of meeting ("Notice of Meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The costs thereof will be borne by the Corporation.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.

The enclosed instrument of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Instrument of Proxy have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person, (who need not be a shareholder of the Corporation) other than the management designees, Mr. Douglas J. Rowe of Calgary, Alberta, the President, Chief Executive Officer and a director of the Corporation, and Mr. Donald L. Dabbs of

Calgary, Alberta, Vice-President, Chief Financial Officer and a director of the Corporation, to attend and represent him or her at the Meeting. Such right may be exercised by inserting in the blank space provided for that purpose on the Instrument of Proxy the name of the person or persons to be designated and deleting therefrom the names of the management designees or by completing another proper Instrument of Proxy. Such shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form and delivering same to the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays in the Province of Alberta, prior to the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. A proxy may be revoked by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, and by depositing the proxy bearing a later date with the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof at which the proxy is to be used or by depositing the revocation of proxy with the chairman of such Meeting on the day of the Meeting, or any adjournment thereof, or in any other matter permitted by law. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this management information circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP") in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders, who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to shareholders in this management information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has an authorized capital consisting of an unlimited number of Common Shares, without nominal or par value, of which 37,352,111 Common Shares are issued and outstanding as at the date hereof.

Holders of Common Shares on record at the close of business on May 16, 2003 (the "Record Date") are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (i) the holder transfers his or her shares after the close of business on the Record Date, and (ii) such transferee produces properly endorsed share certificates or otherwise establishes his or her ownership of the shares and demands, not later than ten days prior to the Meeting, that his name be included in the list before the Meeting, in which case the transferee may vote those shares.

The By-laws of the Corporation provide that a quorum of shareholders is present at a meeting of shareholders if at least two individuals are present, each of whom is entitled to vote at the meeting, and who hold or represent by proxy in the aggregate not less than 10% of the total number of shares entitled to be voted at the meeting.

As of the date hereof, no person or company, to the knowledge of the directors or senior officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to the outstanding Common Shares of the Corporation that are entitled to vote at the Meeting.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

A.     Compensation of Directors

During the fiscal year ended December 31, 2002, the Corporation paid no cash compensation to the directors for services rendered in their capacity as directors.

Executive officers of the Corporation who also act as directors of the Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. See "Compensation of Executive Officers".

The Corporation currently has in effect a "rolling" stock option plan dated November 2, 1994 (the "1994 Plan"). Pursuant to the 1994 Plan, the Board of Directors of the Corporation or a special committee of directors appointed from time to time by the Board of Directors of the Corporation (the Board of Directors or such special committee is hereinafter referred to as the "Board") may grant non-transferable options (the "Options") to purchase Common Shares of the Corporation to directors, officers, employees and consultants of the Corporation or any of its subsidiaries or affiliates (such persons hereinafter collectively referred to as "1994 Participants"). Under the 1994 Plan, the number of Common Shares subject to an Option granted to any one 1994 Participant shall be determined by the Board; however, the aggregate number of Common Shares which may be reserved for issuance to any one 1994 Participant and the aggregate number of shares to be delivered upon the exercise of all Options granted under the 1994 Plan shall not exceed the maximum number of shares permitted under the rules of any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction (hereinafter collectively referred to as the "Exchange"). Options issued pursuant to the 1994 Plan will have an exercise price determined by the Board of the Corporation provided that such exercise price shall not be less than the price permitted by the Exchange. The 1994 Plan contains provisions stating that the option period shall not exceed the maximum period permitted by the Exchange. In addition, the 1994 Plan contains early termination provisions for certain situations.

The Corporation also currently has in effect a "fixed" stock option plan dated March 27, 2002 (the "2002 Plan"). Pursuant to the 2002 Plan, the Board of the Corporation may grant non-transferable Options to purchase Common Shares of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries and employees of a person or company which provides management services (excluding investor relations services) to the Corporation or its subsidiaries ("Management Company Employees") (such persons hereinafter collectively referred to as "2002 Participants"). Under the 2002 Plan, the number of Common Shares subject to an Option granted to any one Participant shall be determined by the Board; however, the aggregate number of Common Shares which may be reserved for issuance to any one 2002 Participant shall not exceed the maximum number of shares permitted by the Exchange. The aggregate number of shares to be delivered upon the exercise of all Options under the 2002 Plan may not exceed 3,392,674 shares. Options issued pursuant to the 1994 Plan will have an exercise price determined by the Board of the Corporation provided that such exercise price shall not be less than the price permitted by the Exchange. The 2002 Plan contains provisions stating that the option period shall not exceed the maximum period permitted by the Exchange. In addition, the 2002 Plan contains early termination provisions for certain situations.

Due to changes in the policies of the Exchange, various amendments to the 1994 Plan and 2002 Plan have been approved by the Board of Directors at a meeting held on May 8, 2003 and will be presented to shareholders for approval. See "Particulars of Matters to be Acted Upon - Amendment of 1994 Plan and Amendment of 2002 Plan".

During the fiscal year ended December 31, 2002, 2,010,000 stock options were granted to directors and executive officers of the Corporation.

During the fiscal year ended December 31, 2002 no directors or executive officers of the Corporation exercised any stock options.

B.     Compensation of Executive Officers

As at December 31, 2002, the Corporation had three executive officers. The aggregate cash compensation (including salaries, fees (including director's fees), commissions, bonuses to be paid for services rendered during the most recently completed financial year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year, the payment of which is deferred), paid to such executive officers and corporations controlled by them, by the Corporation and its subsidiaries for services rendered during the fiscal year ended December 31, 2002 was $283,000.

1.     Summary Compensation

The following table sets forth a summary of the annual and long term compensation for services paid during the Corporation's fiscal year ended December 31, 2002 to the President and Chief Executive Officer of the Corporation (the "Named Executive Officer").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation	Longer Term Compensation
Awards
		Salary ($)	Securities Under Options Granted (#)
Douglas J. Rowe President and Chief Executive Officer	2000 2001 2002	125,330 140,000 100,333(1)	Nil Nil 480,000

Note:
 (1)        Payment of salary in the amount of $39,667 has been deferred.

There were no other executive officers at the end of the most recently completed financial year whose salaries and bonuses exceeded $100,000 per year.

2.        Options

The following table and the notes thereto set forth information in respect of each exercise of options by the Named Executive Officers during the Corporation's fiscal year ended December 31, 2002 and the financial year-end value of unexercised options.

AGGREGATED OPTION EXERCISES DURING THE FISCAL YEAR ENDED DECEMBER 31, 2002
AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2002 (#) Exercisable/Unexercisable	Value of Unexercised "in-the-Money" Options at December 12, 2002(1) ($) Exercisable/Unexercisable

Douglas J. Rowe	0	0	800,000/0	7,800/0

Note:
(1)

Unexercised "in-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year-end exceeds the exercise price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2002 and the exercise price.

3.         Compensation Committee

The Board of Directors established a Compensation Committee on July 10, 1996 comprised of Lanny K. McDonald (Chairman of the Compensation Committee and a director of the Corporation), Douglas J. Rowe (the President, Chief Executive Officer and a director of the Corporation), Kerry E. Sully (Chairman of the Board of Directors of the Corporation).

4.         Report on Executive Compensation

The Corporation's Compensation Committee (the "Committee") is responsible for matters relating to executive compensation. The Committee is responsible for reviewing the structure of the Company's executive compensation and for establishing compensation of the Corporation's executive officers. The Corporation had three executive officers at the fiscal year end, Douglas J. Rowe, President and Chief Executive Officer, Donald L. Dabbs, Chief Financial Officer, and Hugh J. Abercrombie, Vice President, Exploration.

Compensation Policy

The Corporation's compensation policy has three components: (i) base salary/consulting fee and benefits, (ii) the award of stock options and (iii) bonus. The salary/consulting fee for each executive officer is determined having regard to such executive officer's responsibilities and performance. The Committee has provided greater emphasis on the issuance of stock options to its executive officers as a major form of compensation. In the view of the Committee, the issuance of stock options has had the advantages of encouraging growth in the Corporation and its share value, while reducing the cash expenditures required to pay executive salaries. Previously, the Committee undertook a review of the compensation paid by similar junior natural resources issues in setting guidelines for the compensation of the Corporation's executive officers. The Corporation's level of executive compensation is not currently tied to corporate performance given that it is in non-revenue generating stage.
Submitted by the Compensation Committee of the Board of Director

Lanny K. McDonald, Chairman Douglas J. Rowe Kerry E. Sully

5.         Performance Graph

The above table and graph sets forth the total cumulative shareholder return for $100 invested in Common Shares of the Corporation on January 31, 1997 with the cumulative total return of the ASE/CDNX/TSX Index, in each case over the five-year period ending December 31, 2002.

6.         Termination of Employment or Change of Control

On December 1, 1995, the Corporation entered into an employment contract with Douglas J. Rowe setting out the terms and conditions of Mr. Rowe's employment as President and Chief Executive Officer of the Corporation at an annual salary of $108,000. On December 5, 2000, the Board of Directors of the Corporation approved an increase in Mr. Rowe's annual salary to $140,000 per annum, effective June 15, 2000. The agreement contains a termination clause that provides compensation to Mr. Rowe in the event his employment with the Corporation is terminated for any reason other than cause. The termination clause provides for the following compensation to be paid to Mr. Rowe within seven business days after the date of termination:

a.	two and one half times his then current annual salary;

b.	the present worth of all employee benefits which would have been available to Mr. Rowe for a period of 18 months from the date of termination; and

c.	the total amount of all membership dues for 18 months, unless previously paid.

C.        Other Compensation

Other than as set forth herein, the Corporation did not pay any additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the fiscal year ended December 31, 2002, no director, executive officer, senior officer, nominee for election as a director, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or any subsidiary nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any subsidiary.

INTEREST OF MANAGEMENT AND INSIDERS IN
MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or senior officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any proposed or ongoing transactions of the Corporation or any matters to be acted on at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

A.        Management Report

The Board of Directors of the Corporation has approved all of the information in the Annual Report that accompanies this Management Information Circular, including the audited consolidated financial statements as at December 31, 2002.

B.        Number of Directors

For this forthcoming year, it is proposed that the Board of Directors shall consist of six (6) members. Management therefore intends to place before the Meeting, for approval, with or without modification, a resolution fixing the Board of Directors at six (6) members for the next ensuing year.

C.        Election of Board of Directors

It is the intention of the management designees, if named as proxy, to vote for the election of the following persons to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by him, his municipality of residence, his principal occupation, business or employment, the period during which he has served as a director, and the number of voting Common Shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name and Municipality of Residence	Principal Occupation, Business or Employment	Position or Office within Corporation	Year Became a Director	Voting Shares Beneficially Owned as at Date hereof(1)(2)

Kerry E. Sully Vancouver, British Columbia	Mr. Sully has been President and CEO of CGX Energy Inc. since March 1999 and was President, Chief Executive Officer and a director of Ranchmen's Resources Ltd. from 1989 to 1995. Kerry is a member of the audit committee.	Chairman of the Board	1995	100,000 (0.27%)

Douglas J. Rowe Municipal District of Rockyview No. 44, Alberta	Mr. Rowe is President and CEO of the Corporation, and was President and Chairman of the Board of Brougham Geoquest, Ltd., a company engaged in mineral exploration and Brougham Energy Corporation, a company engaged in oil and gas exploration and development.	President, CEO and Director	1994	2,152,983 (5.76%)

Donald L. Dabbs Municipal District of Rockyview No. 44, Alberta	Mr. Dabbs was the President and Chief Executive Officer of Niaski Environmental Inc. from February 1998 to August 1999. He was Regional Manager, Bovar Environmental, and had served as a Vice-President of Concord Environmental Corporation from 1988 to 1994. There, Mr. Dabbs was responsible for resource development planning and regulatory approvals for clients, particularly in the Athabasca oil sands.	Vice-President, CFO and Director	1994	373,972 (1.00%)

Lanny K. McDonald Municipal District of Rockyview No. 44, Alberta	In 1990, after more than 16 years of National Hockey League play, Lanny joined the Calgary Flames as Vice President for ten years. Lanny is now Marketing Director with Baker Hughes Canada. Lanny is chairman of the compensation committee.	Director	1995	145,000 (0.39%)
Dr. J.I. (Jack) Clark St. John's, Newfoundland & Labrador	Dr. Clark has over 40 years of engineering experience. For 15 years he was President & CEO of C-CORE, an applied research company in St. John's NFL&L. Dr. Clark has been an Honorary Professor of Engineering at Memorial University of Newfoundland and continues to consult to a wide range of government and industry clients.	Director	2001	0
Charles Hopper Cos Cob, Connecticut	Mr. Hopper is a Managing Director of Lehman Brothers, Inc. of New York and has twenty-five years experience in the financial industry. During the past five years at Lehman Brothers, Mr. Hopper has been responsible for Private Client Services Asset Management. Charles is a member of the audit committee.	Director	2001	0
Notes:
(1)	The information as to Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective directors.
(2)	Does not include Common Shares issuable upon exercise of stock options or other convertible securities.
The Corporation does not have an executive committee. Pursuant to the provisions of the Business Corporations Act (Alberta) the Corporation is required to have an audit committee. The general function of the audit committee is to review the overall audit plan and the Corporation's system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Corporation's auditors. The audit committee of the Corporation currently consists of Charles Hopper, Kerry E. Sully and Donald L. Dabbs.

D.        Appointment of Auditors

Unless directed otherwise by a proxy holder, such authority is withheld, the management designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution appointing of Meyers Norris Penny, Chartered Accountants, as auditors for the Corporation for the next ensuing year, to hold office until the close of the next annual general meeting of Shareholders or until the firm of Meyers Norris Penny is removed from office or resigns as provided by the Corporation's By-laws and authorizing the Board of Directors to fix the compensation of the auditors

E.         Amendment of 1994 Plan

The Corporation is proposing to amend the 1994 Plan and replace it with the amended stock option plan (the "Amended 1994 Plan") attached hereto as Exhibit I.  The 1994 Plan was drafted in compliance with the rules, as they then were, of the Alberta Stock Exchange.  Since the approval of the 1994 Plan by shareholders of the Corporation on November 2, 1994, the Alberta Stock Exchange merged with the Vancouver Stock Exchange to form the Canadian Venture Exchange Inc., the Canadian Venture Exchange Inc. was then acquired by the Toronto Stock Exchange and has changed its name to the TSX Venture Exchange Inc. (the "Exchange").  The resulting Exchange has revised its policies in respect of stock option plans and the granting of stock options.  As a result, the 1994 Plan may no longer comply with Exchange policies.  The Amended 1994 Plan has been drafted to comply with Exchange policies, as they exist as at the date of this management information circular and is intended to provide flexibility to the Corporation when it desires to grant stock options.

The material amendments proposed to be made in the Amended 1994 Plan are as follows:

a)

Additional provisions have been added to section 8 of the Amended 1994 Plan to clarify the maximum number of options which may be granted in a twelve month period to (i) any one individual optionee; (ii) any one consultant; and (iii) any employee conducting investor relations activities for the Corporation.

b)	Additional provisions have been added to section 9 of the Amended 1994 Plan to clarify the permitted duration of options granted.

c)	Additional provisions have been added to section 17 of the Amended 1994 Plan to clarify the circumstances under which amendments can be made to the Amended 1994 Plan.

The Amended 1994 Plan is subject to Exchange approval.  The Board of Directors approved the Amended 1994 Plan during a meeting held on May 8, 2003.

In order for the resolution approving and adopting the Amended 1994 Plan to be effective, it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting.  Disinterested shareholder approval of the Amended 1994 Plan will also be sought at the Meeting as the provisions of the Amended 1994 Plan permit the Corporation to: (a) reserve a number of shares for issuance under stock options granted to insiders of the Corporation which exceeds 10% of the issued and outstanding Common Shares; and/or (b) grant to insiders of the Corporation, within a 12 month period, a number of options which exceeds 10% of the issued and outstanding Common Shares; and/or (c) issue to any one optionee, within a 12 month period, a number of Common Shares exceeding 5% of the issued and outstanding Common Shares.  Disinterested shareholder approval is the approval of the majority of the votes cast by all shareholders at the Meeting, excluding votes attaching to Common Shares beneficially owned by insiders to whom stock options may be granted under the Amended 1994 Plan or associates of such persons.

The text of the ordinary resolution which management intends to place before the Meeting for the approval, adoption and ratification of the Amended 1994 Plan is as follows:

"Be it resolved as an ordinary resolution of the Corporation that:

1.         The stock option plan of the Corporation dated November 1, 1994 (the "1994 Plan") be revised as set forth in the management information circular prepared for the purposes of the Meeting, and the amended stock option plan substantially in the form attached as Exhibit I (the "Amended 1994 Plan") to such management information circular be and is hereby approved and adopted;

2.         the form of the Amended 1994 Plan may be further amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation;

3.         all issued and outstanding stock options previously granted under the 1994 Plan, be and are continued under the Amended 1994 Plan and are hereby ratified, confirmed and approved;

4.         the shareholders of the Corporation hereby expressly authorize the Board of Directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

5.         any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution."

In the absence of contrary directions, the management designees intend to vote proxies in the accompanying form in favour of amendment of the 1994 Plan.

F.         Amendment of 2002 Plan

The Corporation is proposing to amend the 2002 Plan and replace it with the amended stock option plan (the "Amended 2002 Plan") attached hereto as Exhibit II.  The 2002 Plan was drafted in compliance with the rules, as they then were, of the Canadian Venture Exchange Inc.  Since the approval of the Plan by shareholders of the Corporation on June 20, 2002, the Canadian Venture Exchange Inc. has changed its name to the TSX Venture Exchange Inc. (the "Exchange").  The resulting Exchange has revised its policies in respect of stock option plans and the granting of stock options.  As a result, the 2002 Plan may no longer comply with Exchange policies.  The Amended 2002 Plan has been drafted to comply with Exchange policies, as they exist as at the date of this management information circular and is intended to provide flexibility to the Corporation when it desires to grant stock options.

The material amendments proposed to be made in the Amended 2002 Plan are as follows:

a)

The number of Common Shares reserved for issuance under the Amended 2002 Plan has been increased from 3,392,674 to 3,735,211, the latter number being equal to 20% of the issued and outstanding Common Shares as at the date of this management information circular less the number of Common Shares which may be reserved for issuance pursuant to the Amended 1994 Plan.

b)

Additional provisions have been added to section 8 of the Amended 2002 Plan to clarify the maximum number of options which may be granted in a twelve month period to (i) any one individual optionee; (ii) any one consultant; and (iii) any employee conducting investor relations activities for the Corporation.

c)	Additional provisions have been added to section 9 of the Amended 1994 Plan to clarify the permitted duration of Options granted.

d)	Additional provisions have been added to section 17 of the Amended 2002 Plan to clarify the circumstances under which amendments can be made to the Amended 2002 Plan.

The Amended 2002 Plan is subject to Exchange approval.  The Board of Directors approved the Amended 2002 Plan during a meeting held on May 8, 2003.

In order for the resolution approving and adopting the Amended 2002 Plan to be effective, it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting.  Disinterested shareholder approval of the Amended 2002 Plan will also be sought at the Meeting as the provisions of the Amended 2002 Plan permit the Corporation to: (a) reserve a number of shares for issuance stock options granted to insiders of the Corporation which exceeds 10% of the issued and outstanding Common Shares; and/or (b) grant to insiders of the Corporation, within a 12 month period, a number of options which exceeds 10% of the issued and outstanding Common Shares; and/or (c) issue to any one optionee, within a 12 month period, a number of Common Shares exceeding 5% of the issued and outstanding Common Shares.  Disinterested shareholder approval is the approval of the majority of the votes cast by all shareholders at the Meeting, excluding votes attaching to Common Shares beneficially owned by insiders to whom stock options may be granted under the Amended 2002 Plan or associates of such persons.

The text of the ordinary resolution which management intends to place before the Meeting for the approval, adoption and ratification of the Amended 2002 Plan is as follows:

"Be it resolved as an ordinary resolution of the Corporation that:

1.         The stock option plan of the Corporation dated March 27, 2002 (the "2002 Plan") be revised as set forth in the management information circular prepared for the purposes of the Meeting, and the amended stock option plan substantially in the form attached as Exhibit II (the "Amended 2002 Plan") to such management information circular be and is hereby approved and adopted;

2.         the form of the Amended 2002 Plan may be further amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation;

3.         all issued and outstanding stock options previously granted under the 2002 Plan, be and are continued under the Amended 2002 Plan and are hereby ratified, confirmed and approved;

4.         the shareholders of the Corporation hereby expressly authorize the Board of Directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

5.         any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution."

In the absence of contrary directions, the management designees intend to vote proxies in the accompanying form in favour of amendment of the 2002 Plan.

 OTHER BUSINESS

While there is no other business other than that mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before that Meeting or any adjournment thereof, in accordance with the discretion of the persons authorized to act thereunder.

GENERAL

All matters to be brought before the meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the holders of Common Shares. If a majority of the Common Shares represented at the meeting should be voted against the appointment of Meyers Norris Penny, Chartered Accountants, as auditors of the Corporation, the Board of Directors will appoint another firm of chartered accountants based on the recommendation of the audit committee, which appointment for any period subsequent to the Meeting shall be subject to approval by the shareholders at the Meeting. The Board of Directors of the Corporation has approved the contents and sending of this Management Information Circular.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at the City of Calgary, in the Province of Alberta, this 16th day of May, 2003.

(signed) "Douglas J. Rowe"	(signed) "Donald L. Dabbs"
Douglas J. Rowe Chief Executive Officer	Donald L. Dabbs Chief Financial Officer

EXHIBIT I
to the MANAGEMENT INFORMATION CIRCULAR OF
BIRCH MOUNTAIN RESOURCES LTD.

STOCK OPTION PLAN

1.         Purpose

            The purpose of the Stock Option Plan (the "Amended 1994 Plan") of Birch Mountain Resources Ltd., a corporation incorporated under the Business Corporations Act (Alberta) (the "Corporation") is to advance the interests of the Corporation by encouraging the directors, senior officers, employees and consultants of the Corporation, and of its subsidiaries, if any, to acquire common shares in the share capital of the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.         Administration

(a)

The Amended 1994 Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the "Board").  A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting of the Board at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

(b)

Subject to the provisions of the Amended 1994 Plan, the Board shall have authority to construe and interpret the Amended 1994 Plan and all option agreements entered into thereunder, to define the terms used in the Amended 1994 Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Amended 1994 Plan and to make all other determinations necessary or advisable for the administration of the Amended 1994 Plan.  All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Amended 1994 Plan and on their legal personal representatives and beneficiaries.

(c)

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve.  Each such agreement shall recite that it is subject to the provisions of this Amended 1994 Plan.

3.         Stock Exchange Rules

             All options granted pursuant to this Amended 1994 Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the "Exchange").

4.         Shares Subject to Amended 1994 Plan

            Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Amended 1994 Plan shall consist of common shares of the Corporation's authorized but unissued common shares ("Shares").  The aggregate number of Shares issuable upon the exercise of all options granted under the Amended 1994 Plan shall not exceed 10% of the issued and outstanding Shares of the Corporation from time to time.

5.         Maintenance of Sufficient Capital

             The Corporation shall at all times during the term of the Amended 1994 Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Amended 1994 Plan.

6.         Eligibility and Participation

(a)

Directors, senior officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries ("Management Company Employees") shall be eligible for selection to participate in the Amended 1994 Plan (such persons hereinafter collectively referred to as "Participants").  Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Amended 1994 Plan in the same manner as if the options were held by the Participant.

(b)

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

(c)

A Participant who has been granted an option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

 7.         Exercise Price

(a)

The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted.  In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

8.         Number of Optioned Shares

(a)

The number of Shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)

No single Participant may be granted options to purchase a number of Shares equaling more than 5% of the issued Shares of the Corporation in any one twelve-month period unless the Corporation has obtained the requisite disinterested shareholder approval and meets applicable Exchange requirements.

(c)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Shares of the Corporation in any one twelve-month period to any one consultant of the Corporation (or its subsidiaries or affiliates).

(d)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Shares of the Corporation in any one twelve-month period to persons employed to provide investor relations activities (as such terms are defined in the policies of the Exchange) for the Corporation.  Options granted to consultants performing investor relations activities for the Corporation will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any 3 month period.

9.         Duration of Option

            Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12, provided that in no circumstance shall the duration of an option exceed the maximum term permitted by the Exchange.  For greater certainty, if the Corporation is listed on the TSX Venture Exchange Inc. ("TSX-V"), the maximum term may not exceed 10 years if the Corporation is classified as a "Tier 1 Issuer" by the TSX-V, and the maximum term may not exceed 5 years if the Corporation is classified as a "Tier 2 Issuer" by the TSX-V.

10.       Option Period, Consideration and Payment

(a)

The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, senior officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b)

Subject to any vesting restrictions imposed by the Exchange, the Board may, in it sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c)

Subject to any vesting restrictions imposed by the Board or the Exchange, options may be exercised in whole or in part at any time and from time to time during the option period.  To the extent required by the Exchange, no options may be exercised under this Amended 1994 Plan until this Amended 1994 Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)

Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, senior officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised.  No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares of the Corporation unless and until the certificates for such Shares issuable pursuant to options under the Amended 1994 Plan are issued to him or them under the terms of the Amended 1994 Plan.

11.       Ceasing To Be a Director, Senior Officer, Consultant or Employee

(a)

If a Participant shall cease to be a director, senior officer, consultant, employee or a Management Company Employee of the Corporation, or its subsidiaries, for any reason (other than death), such Participant may exercise his option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a director, senior officer, consultant, employee or a Management Company Employee, unless such Participant was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the Participant's services to the Corporation or its subsidiaries.

(b)

Nothing contained in the Amended 1994 Plan, nor in any option granted pursuant to the Amended 1994 Plan, shall as such confer upon any Participant any right with respect to continuance as a director, senior officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.       Death of Participant

             Notwithstanding section 11, in the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a)	by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b)	if and to the extent that such Participant was entitled to exercise the option at the date of his death.

13.       Rights of Optionee

            No person entitled to exercise any option granted under the Amended 1994 Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

14.       Proceeds from Sale of Shares

            The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.       Adjustments

(a)

If the outstanding Shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another corporation or entity through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, any adjustments relating to the Shares optioned or issued on exercise of options and the exercise price per Share as set forth in the respective stock option agreements shall be made in accordance with the terms of such agreements.

(b)

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional Shares shall be required to be issued under the Amended 1994 Plan on any such adjustment.

16.       Transferability

            All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Amended 1994 Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange.  During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17.       Amendment and Termination of Amended 1994 Plan

            Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Amended 1994 Plan.  Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Amended 1994 Plan; provided that no such amendment or revision shall result in a material adverse change to the terms of any options theretofore granted under the Amended 1994 Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision.

18.       Necessary Approvals

            The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Amended 1994 Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19.       Effective Date of Amended 1994 Plan

            The Amended 1994 Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Amended 1994 Plan shall become effective upon such approvals being obtained.

20.       Interpretation

            The Amended 1994 Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

            MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective the 8th day of May, 2003, and approved by the shareholders of the Corporation on ___________, 2003.

BIRCH MOUNTAIN RESOURCES LTD.

Per: (signed) "Douglas J. Rowe"
Name: Douglas J. Rowe
Title: President and Chief Executive Officer

EXHIBIT II

to the MANAGEMENT INFORMATION CIRCULAR OF
BIRCH MOUNTAIN RESOURCES LTD.

STOCK OPTION PLAN

1.         Purpose

            The purpose of the Stock Option Plan (the "Amended 2002 Plan") of Birch Mountain Resources Ltd., a corporation incorporated under the Business Corporations Act (Alberta) (the "Corporation"), is to advance the interests of the Corporation by encouraging the directors, senior  officers, employees and consultants of the Corporation, and of its subsidiaries, if any, to acquire common shares in the share capital of the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.         Administration

(a)

The Amended 2002 Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "Board").  A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting of the Board at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

(b)

Subject to the provisions of the Amended 2002 Plan, the Board shall have authority to construe and interpret the Amended 2002 Plan and all option agreements entered into thereunder, to define the terms used in the Amended 2002 Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Amended 2002 Plan and to make all other determinations necessary or advisable for the administration of the Amended 2002 Plan.  All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Amended 2002 Plan and on their legal personal representatives and beneficiaries.

(c)

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve.  Each such agreement shall recite that it is subject to the provisions of this Amended 2002 Plan.

3.         Stock Exchange Rules

             All options granted pursuant to this Amended 2002 Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the "Exchange").

4.         Shares Subject to Amended 2002 Plan

             Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Amended 2002 Plan shall consist of common shares of the Corporation's authorized but unissued common shares ("Shares").  The aggregate number of Shares issuable upon the exercise of all options granted under the Amended 2002 Plan shall not exceed 3,735,211 Shares.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Amended 2002 Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Amended 2002 Plan.

5.         Maintenance of Sufficient Capital

             The Corporation shall at all times during the term of the Amended 2002 Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Amended 2002 Plan.

6.         Eligibility and Participation

(a)

Directors, senior  officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries ("Management Company Employees") shall be eligible for selection to participate in the Amended 2002 Plan (such persons hereinafter collectively referred to as "Participants").  Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Amended 2002 Plan in the same manner as if the options were held by the Participant.

(b)

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option.  In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

(c)

A Participant who has been granted an option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.         Exercise Price

(a)

The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted.  In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

8.         Number of Optioned Shares

(a)

The number of Shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)

No single Participant may be granted options to purchase a number of Shares equaling more than 5% of the issued Shares of the Corporation in any one twelve-month period unless the Corporation has obtained the requisite disinterested shareholder approval and meets applicable Exchange requirements.

(c)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Shares of the Corporation in any one twelve month period to any one consultant of the Corporation (or its subsidiaries or affiliates).

(d)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Shares of the Corporation in any one twelve-month period to persons employed to provide investor relations activities (as such terms are defined in the policies of the Exchange) for the Corporation.  Options granted to consultants performing investor relations activities for the Corporation will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any 3 month period.

9.         Duration of Option

             Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12, provided that in no circumstance shall the duration of an option exceed the maximum term permitted by the Exchange.  For greater certainty, if the Corporation is listed on the TSX Venture Exchange Inc. ("TSX-V"), the maximum term may not exceed 10 years if the Corporation is classified as a "Tier 1 Issuer" by the TSX-V, and the maximum term may not exceed 5 years if the Corporation is classified as a "Tier 2 Issuer" by the TSX-V.

10.        Option Period, Consideration and Payment

(a)

The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, senior  officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b)	Subject to the policies of the Exchange, an option shall vest and may be exercised (in each case to the nearest full Share) during the option period:

(i)

in the circumstance where the number of Shares reserved for issuance by the Board pursuant to the exercise of options granted is less than or equal to 10% of the number of issued and outstanding Shares of the Corporation, in such manner as the Board may determine;

(ii)

in the circumstance where the Corporation is classified as a Tier 2 Issuer by the TSX-V, and the number of Shares reserved for issuance by the Board pursuant to the exercise of options granted is greater than 10% of the issued and outstanding Shares of the Corporation, in accordance with a vesting schedule which shall be established by the Board and which shall be acceptable to the Exchange.

(c)

Subject to any vesting restrictions imposed by the Board or the Exchange, options may be exercised in whole or in part at any time and from time to time during the option period.  To the extent required by the Exchange, no options may be exercised under this Amended 2002 Plan until this Amended 2002 Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)

Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, senior  officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised.  No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares of the Corporation, unless and until the certificates for such Shares issuable pursuant to options under the Amended 2002 Plan are issued to him or them under the terms of the Amended 2002 Plan.

11.        Ceasing To Be a Director, Senior Officer, Consultant or Employee

(a)

If a Participant shall cease to be a director, senior officer, consultant, employee or a Management Company Employee of the Corporation or its subsidiaries for any reason (other than death), such Participant may exercise his option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a director, senior officer, consultant, employee or a Management Company Employee, unless such Participant was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the Participant's services to the Corporation or its subsidiaries.

(b)

Nothing contained in the Amended 2002 Plan, nor in any option granted pursuant to the Amended 2002 Plan, shall as such confer upon any Participant any right with respect to continuance as a director, senior officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.        Death of Participant

             Notwithstanding section 11, in the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a)	by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b)	if and to the extent that such Participant was entitled to exercise the option at the date of his death.

13.        Rights of Optionee

             No person entitled to exercise any option granted under the Amended 2002 Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

14.        Proceeds from Sale of Shares

             The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.        Adjustments

(a)

If the outstanding Shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another corporation or entity through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, any adjustments relating to the Shares optioned or issued on exercise of options and the exercise price per Share as set forth in the respective stock option agreements shall be made in accordance with the terms of such agreements.

(b)

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional Shares shall be required to be issued under the Amended 2002 Plan on any such adjustment.

16.        Transferability

             All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Amended 2002 Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange.  During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17.        Amendment and Termination of Amended 2002 Plan

            Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Amended 2002 Plan.  Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Amended 2002 Plan, provided that no such amendment or revision shall result in a material adverse change to the terms of any options theretofore granted under the Amended 2002 Plan unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision.

18.        Necessary Approvals

            The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Amended 2002 Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19.        Effective Date of Amended 2002 Plan

             The Amended 2002 Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Amended 2002 Plan shall become effective upon such approvals being obtained.

10.        Interpretation

            The Amended 2002 Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

            MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective the 8th day of May, 2003 and approved by the shareholders of the Corporation on _____________________, 2003.

BIRCH MOUNTAIN RESOURCES LTD.

Per: (signed) "Douglas J. Rowe"
Name: Douglas J. Rowe
Title: President and Chief Executive Officer

BIRCH MOUNTAIN RESOURCES LTD.

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS AND

MANAGEMENT AND WILL BE USED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS TO BE HELD ON JULY 3, 2003

The undersigned, being a common shareholder of Birch Mountain Resources Ltd. (the "Corporation"), hereby nominates, constitutes and appoints Douglas J. Rowe, President and Chief Executive Officer of the Corporation, or failing him, Donald L. Dabbs, Vice-President and Chief Financial Officer of the Corporation, or in the place and stead of the foregoing, , the true and lawful attorney and proxy of the undersigned to attend, to act and vote in respect of the common shares held by the undersigned at the annual general and special meeting of the common shareholders of the Corporation to be held on Thursday, July 3, 2003, and at any adjournment thereof. The undersigned hereby instructs said proxy to vote the common shares represented by this Instrument of Proxy in the following manner:

1.        To fix the board of directors at six (6) members.

        ____ FOR ____ AGAINST

2.        The election as directors for the ensuing year of the nominees as a group named in the management information circular accompanying this Instrument of Proxy.

        ____ FOR ____ WITHHOLD

3.        The appointment of Meyers Penny Norris, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the directors.

        ____ FOR ____ WITHHOLD

4.        To approve and adopt, with or without modification, the ordinary resolution authorizing amendments to the Corporation's stock option plan dated November 2, 1994 and approving the amended stock option plan generally.

        ____ FOR ____ AGAINST

5.        To approve and adopt, with or without modification, the ordinary resolution authorizing amendments to the Corporation's stock option plan dated March 27, 2002 and approving the amended stock option plan generally.

        ____ FOR ____ AGAINST

6.        To transact such other business as may properly come before the Meeting, or any adjournment or postponement thereof.

DATED this ______day of ___________, 2003.

(Signature of Shareholder)

(Name of Shareholder)

(Number of Shares Voted)

A common shareholder has the right to appoint a person (who need not be a shareholder), to attend and act for him on his behalf at the meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided in this instrument of proxy and strike out the other names or may submit another appropriate instrument of proxy. Where a choice in respect of any matter to be acted upon is specified in this instrument of proxy, the common shares represented by this instrument of proxy, will be voted in accordance with such specifications. If no designation in favour of or against any matter set out above is made, the management designees, if named as proxy, will vote in favour of all matters set out herein. This instrument of proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to any amendment or variation of any of the proposals set out above or other matters which may properly come before the Meeting.

This instrument of proxy is undated. In the event that same is not dated when returned by the shareholder, then same shall be deemed to be dated as of the date that same was mailed by the Corporation.

To be valid, this instrument of proxy must be received by the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than forty eight (48) hours, excluding Saturdays, Sundays and holidays in the Province of Alberta, prior to the Meeting or any adjournment thereof.

BIRCH MOUNTAIN RESOURCES LTD.
(the "Corporation")

2003 Supplemental Mailing List Card

TO:    REGISTERED AND NON-REGISTERED SHAREHOLDERS

National Instrument 54-102 provides shareholders with the opportunity to elect annually to have their names added to the Corporation's Supplemental Mailing List in order to receive interim financial statements of the Corporation. If you wish to receive the Corporation's interim financial statements or other selective shareholder communications, please complete and return this form.

Please note that this card will be mailed each year and both registered and non-registered shareholders must return this card each year to remain on the Corporation's supplemental mailing list.

______________________________________________________________________________________________________________
PLEASE RETURN TO:	Birch Mountain Resources Ltd. 31st Floor, Bow Valley Square II 205 - 5th Avenue S.W. Calgary, Alberta T2P 2V7
NAME: (Please print) ADDRESS:
SIGNATURE:	DATE:
I certify that I am a shareholder of the Corporation

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the interim financial statements and reports, if electronic delivery is allowed by applicable regulatory rules and policies.

E-MAIL (Optional):

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

May 23, 2003
BIRCH MOUNTAIN RESOURCES LTD.
/s/ Donald L. Dabbs
DONALD L. DABBS Vice-President and CFO